UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road

Economic & Technological Development Zone, Yantai

Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into Share Purchase Agreement in Relation to the Disposal of Chijet Inc.

On March 18, 2026, Digital Currency X Technology Inc. (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Drivepoint Holdings Ltd. (the “Purchaser”), a limited liability company incorporated in the Cayman Islands.

Pursuant to the Share Purchase Agreement, the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire, Chijet Inc. (the “Disposal Company”), a corporation organized under the laws of the State of Nevada, USA and wholly-owned by the Company, through the sale and purchase of the entire issued share capital of Chijet Inc. at a consideration of US$1.00 in cash, subject to the terms and conditions of the Share Purchase Agreement (the “Disposal”).

The Disposal is part of the Company’s strategic transition away from its legacy electric vehicle manufacturing business, which has experienced intense industry competition, supply chain challenges, and cumulative losses exceeding US$100 million. Following a comprehensive strategic review, the Company’s board of directors determined that divesting the Disposal Company would allow the Company to eliminate a loss-making operation, improve its financial position, and focus resources on its core business, technology and digital asset management. The Company believes that the Disposal will enhance its ability to achieve sustainable profitability, support the growth of new technology-driven business lines, and facilitate ongoing compliance with Nasdaq listing requirements.

The Disposal has been approved by the board of directors of the Company and the closing is subject to certain conditions. Upon Closing, the Company will cease to hold any interest in the Disposal Company. Accordingly, the Disposal Company, together with its subsidiaries, will cease to be subsidiaries of the Company and will no longer be consolidated into the financial statements of Company.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, copies of which are furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Share Purchase Agreement dated March 18, 2026, by and between Digital Currency X Technology Inc. and Drivepoint Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digital Currency X Technology Inc.
Date: March 20, 2026
	By:	/s/ Dongchun Fan
	Name:	Dongchun Fan
	Title:	Chief Financial Officer